UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 10 March 2026

Notification of transaction by a Person Closely Associated with a Person Discharging Managerial Responsibilities

Rentokil Initial plc (the 'Company') has been notified that on 9 March 2026, Mike (Michael) Duffy, CEO Designate, purchased 16,000 American Depositary Shares ('ADSs') in the Company at a price of USD30.9584 per ADS. The ADSs were purchased into a joint brokerage account held with Laura Duffy, a Person Closely Associated ('PCA') with him. Each ADS is equivalent to five of the Company's ordinary shares of one pence each.

The notification below, which has been made in accordance with the requirements Article 19 of the UK Market Abuse Regulation, provides further detail.

Rachel Canham
Group General Counsel & Company Secretary
Tel: +44 (0)1293 858000

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike (Michael) Duffy and Laura Duffy
2	Reason for the notification
a)	Position/status	CEO Designate and PCA of Mike Duffy, CEO Designate
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Rentokil Initial plc American Depositary Shares CUSIP: 760125104
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD 30.9584	16,000

d)	Aggregated information - Aggregated volume - Total price	16,000 USD 495,334.40
e)	Date of the transaction	2026-03-09
f)	Place of the transaction	New York Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary